SETTLEMENT AGREEMENT

REGARDING THE BUTTE HIGHLANDS MILLSITE

This Settlement Agreement ("Agreement") is entered into by the United States Department of Agriculture, Forest Service ("Forest Service") and the Butte Highlands Mining Co. ("Butte Highlands" or the "Settling Party").

I. JURISDICTION

1. This Agreement is entered into pursuant to the authority vested in the Secretary of the United States Department of Agriculture ("USDA") by Section 122(h)(1) of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), 42 U.S.C. § 9622(h)(1). This authority has been delegated to the Secretary by Executive Order 12580, 52 Fed. Reg. 2923-26 (January 23, 1987). The Secretary's authority has been delegated to the Under Secretary for Natural Resources and Environment by 7 C.F.R. § 2.20(a)(7)(ii). The Under Secretary's authority has been delegated to the Chief of the Forest Service by 7 C.F.R. § 2.60(a)(39). The Chief's authority has been re-delegated to Regional Foresters pursuant to the Forest Service Manual 2164.04c, 2.1, effective November 10, 1994. Pursuant to Section 122(h)(1) of CERCLA, 42 U.S.C. § 9622(h)(1), this Agreement is subject to the prior written approval of the Attorney General of the United States.

2. Butte Highlands is a Delaware Corporation. It consents to and will not contest the Forest Service's jurisdiction to enter into this Agreement or to implement or enforce its terms.

II. BACKGROUND

3. This Agreement concerns the Butte Highlands Millsite on the Butte Ranger District of the Beaverhead Deerlodge National Forest in Silver Bow County, Montana (the "Site"). The Forest Service has determined that the Site is a "facility" as defined by Section 101(9) of CERCLA, 42 U.S.C. § 9601(9). The Site is located entirely on National Forest System lands.

4. In response to the release or threatened release of hazardous substances at or from the Site, the Forest Service undertook response actions at the Site pursuant to Section 104 of CERCLA, 42 U.S.C. § 9604. The Site included several tailings piles with elevated levels of arsenic and copper, which are hazardous substances within the meaning of Section 101(14) of CERCLA, 42 U.S.C. § 9601(14). These tailings piles were degrading the water quality of the nearby Moose Creek. The Forest Service performed a removal action on the Site during the summer of 2000, which included consolidating and capping the tailings material in a repository near the Site.

5. In performing this response action at the Site, the Forest Service states that it has incurred response costs of approximately $520,000.

6. The Forest Service has determined that the Settling Party is a responsible party pursuant to Section 107(a) of CERCLA, 42 U.S.C. § 9607(a), and is jointly and severally liable for response costs incurred at or in connection with the Site.

7. The Forest Service has reviewed the Financial Information submitted by the Settling Party to determine whether the Settling Party is financially able to pay response costs incurred at the Site.

8. The Forest Service and the Settling Party agree that this Agreement has been negotiated in good faith and that this Agreement is entered into without the admission or adjudication of any issue of fact or law. The actions undertaken by the Settling Party in accordance with this Agreement do not constitute an admission of any liability by the Settling Party. The Settling Party does not admit, and retains the right to controvert in any subsequent proceedings other than proceedings to implement or enforce this Agreement, the validity of the facts or allegations contained in this Section.

III. PARTIES BOUND

9. This Agreement shall be binding on the Forest Service and on the Settling Party and its successors and assigns. Any change in corporate or other legal status of the Settling Party, including but not limited to, any transfer of assets or real or personal property, shall in no way alter the Settling Party's responsibilities under this Agreement. Each signatory to this Agreement certifies that he or she is authorized to enter into the terms and conditions of this Agreement and to legally bind the party represented by him or her.

IV. STATEMENT OF PURPOSE

10. By entering into this Agreement, the mutual objective of the Parties is to avoid difficult and prolonged litigation by allowing the Settling Party to make a cash payment to resolve its alleged civil liability under Section 107(a) of CERCLA, 42 U.S.C. § 9607(a) for response costs incurred , subject to the reservation of rights included in Section IX.

V. DEFINITIONS

11. Unless otherwise expressly provided herein, the terms used in this Agreement which are defined in CERCLA or in regulations promulgated under CERCLA shall have the meaning assigned to them in CERCLA or in such regulations. Whenever terms listed below are used in this Agreement, the following definitions shall apply:

a. "Agreement" shall mean this Agreement and any attached appendices. In the event of a conflict between this Agreement and any appendix, the Agreement shall control.

b. "CERCLA" shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.

c. "Day" shall mean a calendar day. In computing any period of time under this Agreement, where the last day would fall on a Saturday, Sunday, or federal holiday, the period shall run until the close of business of the next working day.

d. "Financial Information" shall mean the Butte Highlands Mining Company's Financial Statements: (i) dated December 31, 1998 including an independent auditor's report by Williams and Webster, P.S., dated June 10, 1999; (ii) dated December 31, 2001 including an independent auditor's report by Williams and Webster, P.S., dated March 4, 2002; and (iii) dated December 31, 2002 including an independent auditor's report by Williams and Webster, P.S., dated March 13, 2003.

e. "Forest Service" shall mean the United States Department of Agriculture Forest Service and any successor departments, agencies or instrumentalities of the United States.

f. "Interest" shall mean interest at the rate specified for interest on investments of the Hazardous Substance Superfund established by 26 U.S.C. § 9507, compounded on October 1 of each year, in accordance with 42 U.S.C. § 9607(a).

g. "Paragraph" shall mean a portion of this Agreement identified by an arabic numeral or a lower case letter.

h. "Parties" shall mean the Forest Service and the Settling Party.

i. "Section" shall mean a portion of this Agreement identified by a roman numeral.

j. "Settling Party" shall mean the Butte Highlands Mining Company, a Delaware corporation.

k. "Site" shall mean the Butte Highlands Millsite, located in Silver Bow County, Montana, on the Butte Ranger District of the Beaverhead Deerlodge National Forest. The Site is located in the southeast ¼ of the southeast ¼ of Section 36, Township 1 North, and Range 8 West, of Montana Principal Meridian. The Site is about 15 miles from Butte, Montana. The Site is also known as the Highland Mill. A map of the Site is attached as Appendix A.

I. "United States" shall mean the United States of America, including its departments, agencies and instrumentalities.

VI. REIMBURSEMENT OF RESPONSE COSTS

12. Within 30 days of the effective date of this Agreement as defined in Paragraph 25, the Settling Party shall pay $100,000 to the Forest Service. Cash payment shall be by certified or cashier's check made payable to "USDA Forest Service, Northern Region." This check and accompanying transmittal notice shall reference the Butte Highlands Millsite, and shall be sent to:

USDA Forest Service - Region 1
Attn: Bob Kirkpatrick
P.O. Box 7669
Missoula, MT 59807

At the time of payment, the Settling Party shall also send notice that such payment has been made to:

Michael R. Hope
Attorney
USDA Office of the General Counsel
740 Simms Street, Suite 309
Golden, CO 80401

VII. FAILURE TO COMPLY WITH AGREEMENT

13. In the event that any payment required by Section VI is not made when due, Interest shall continue to accrue on the unpaid balance through the date of payment.

14. If any amounts due to the Forest Service under Section VI are not paid by the required date, the Settling Party shall pay to the Forest Service, as a Stipulated Penalty, in addition to the Interest required by this section, $1,000 per day that such payment is late.

15. Stipulated Penalties are due and payable within 30 days of the date of demand for payment of the penalties. All payments to the Forest Service under this Paragraph shall be identified as "Stipulated Penalties" and shall made in accordance with Section VI.

16. Penalties shall accrue as provided above regardless of whether the Forest Service has notified the Settling Party of the violation or made a demand for payment, but penalties accrued need only be paid upon demand by the Forest Service. All penalties shall begin to accrue on the day after performance is due, or the day a violation occurs, and shall continue to accrue through the final day of correction of the noncompliance or completion of the activity.

17. In addition to the Interest and Stipulated Penalty payments required by this Section and any other remedies available to the Forest Service by virtue of the Settling Party's failure to comply with the requirements of this Agreement, if the Settling Party fails or refuses to comply with any term or condition of this Agreement, the Settling Party shall be subject to an enforcement action pursuant to Section 122(h)(3) of CERCLA, 42 U.S.C. § 9622(h)(3). If the United States, on behalf of the Forest Service, brings an action to enforce this Agreement, the Settling Party shall reimburse the United States for all costs of such action, including but not limited to reasonable attorney's fees.

18. Notwithstanding any other provision of this Section, the Forest Service may, in its discretion, waive payment of any portion of the Stipulated Penalties that have accrued pursuant to this Agreement.

VIII. COVENANT NOT TO SUE BY THE FOREST SERVICE

19. Except as specifically provided in Section IX, the Forest Service covenants not to sue or take administrative action against the Settling Party pursuant to Section 107(a) of CERCLA, 42 U.S.C. § 9607(a), with regard to all costs incurred, or which may in the future be incurred, by the Forest Service at the Site. This covenant shall take effect upon receipt by the Forest Service of all amounts required by Sections VI and VII. This covenant not to sue is conditioned upon the satisfactory performance by the Settling Party of its obligations under this Agreement. This covenant not to sue is also conditioned upon the veracity and completeness of the Financial Information provided to the Forest Service by the Settling Party. If the Financial Information is subsequently determined by the Forest Service to be in any material respect inaccurate, the Settling Party shall forfeit all payments made pursuant this Agreement and the covenant not to sue shall be null and void. Such forfeiture shall not constitute liquidated damages and shall not in any way foreclose the Forest Service's right to pursue any other causes of action arising from the Settling Party's materially inaccurate information. This covenant not to sue extends only to the Settling Party and does not extend to any other person.

IX. RESERVATIONS OF RIGHTS BY THE FOREST SERVICE

20. The Forest Service reserves, and this Agreement is without prejudice to, all rights against the Settling Party with respect to all matters not expressly included within the Covenant Not to Sue by the Forest Service in Section VIII. Notwithstanding any other provision of this Agreement, the Forest Service specifically reserves all rights against the Settling Party with respect to:

a. liability for failure of the Settling Party to meet a requirement of this Agreement;

b. criminal liability;

c. liability for damages for injury to, destruction of, or loss of natural resources, and for the costs of any natural resource damage assessments;

d. liability, based upon the ownership or operation of the Site, or upon the transportation, treatment, storage, or disposal, or the arrangement for transportation, treatment, storage, or disposal, of a hazardous substance or a solid waste at or in connection with the Site, after signature of this Agreement by the Settling Party; and

e. liability arising from the past, present, or future disposal, release or threat of release of a hazardous substance, pollutant, contaminant outside of the Site.

21. Notwithstanding any other provision of this Agreement, the Forest Service reserves, and this Agreement is without prejudice to, the right to reinstitute or reopen this action, or to commence a new action seeking relief other than as provided in this Agreement, if the financial certification made by the Settling Party in Section XIII is in any material respect inaccurate.

22. Nothing in this Agreement is intended to be nor shall it be construed as a release, covenant not to sue, or compromise of any claim or cause of action, administrative or judicial, civil or criminal, past or future, in law or in equity, which the United States may have against any person, firm, corporation or other entity not a signatory to this Agreement.

X. COVENANT NOT TO SUE BY THE SETTLING PARTY

23. The Settling Party agrees not to assert any claims or causes of action against the United States, or its contractors or employees, with respect to the Site or this Agreement, including but not limited to:

a. any direct or indirect claim for reimbursement from the EPA Hazardous Substance Superfund established by 26 U.S.C. § 9507, based on Sections 106(b)(2), 107, 111, 112, or 113 of CERCLA, 42 U.S.C. §§ 9606(b)(2), 9607, 9611, 9612, or 9613, or any other provision of law;

b. any claims arising out of response activities at the Site; and

c. any claim against the United States pursuant to Sections 107 and 113 of CERCLA, 42 U.S.C. §§ 9607 and 9613, relating to the Site.

24. Nothing in this Agreement shall be deemed to constitute approval or preauthorization of a claim within the meaning of Section 111 of CERCLA, 42 U.S.C. § 9611, or 40 C.F.R. 300.700(d).

25. The Settling Party agrees not to assert any claims or causes of action that it may have for all matters relating to the Site, including for contribution, against any other person.

XI. EFFECT OF SETTLEMENT/CONTRIBUTION PROTECTION

26. Except as provided in Section X, nothing in this Agreement shall be construed to create any rights in, or grant any cause of action to, any person not a Party to this Agreement. The Forest Service reserves any and all rights (including, but not limited to, any right to contribution), defenses, claims, demands, and causes of action that it may have with respect to any matter, transaction, or occurrence relating in any way to the Site against any person not a Party hereto.

27. The Parties agree that the Settling Party is entitled, as of the effective date of this Agreement, to protection from contribution actions or claims as provided by Sections 113(f)(2) and 122(h)(4) of CERCLA, 42 U.S.C. §§ 9613(f)(2) and 9622(h)(4), for "matters addressed" in this Agreement. The "matters addressed" in this Agreement are response actions taken and all response costs incurred, at or in connection with the Site.

28. In any subsequent administrative or judicial proceeding initiated by the United States for injunctive relief, recovery of response costs, or other appropriate relief relating to the Site, the Settling Party shall not assert, and may not maintain, any defense or claim based upon the principles of waiver, *res judicata*, collateral estoppel, statute of limitations, issue preclusion, claim-splitting, or other defenses based upon any contention that the claims raised in the subsequent proceeding were or should have been brought in the instant case; provided, however, that nothing in this paragraph affects the enforceability of the covenant not to sue set forth in Section VII.

XII. RETENTION OF RECORDS

29. Until 5 years after the effective date of this Agreement, the Settling Party shall preserve and retain all documents or information now in its possession or control, or which come into its possession or control, that relate in any manner to response actions taken at the Site or to the liability of any person for response actions or response costs at or in connection with the Site, regardless of any document retention policy to the contrary.

30. After the conclusion of the document retention period in the preceding paragraph, the Settling Party shall notify the Forest Service at least 90 days prior to the destruction of any such records or documents, and, upon request by the Forest Service, the Settling Party shall deliver such records or documents to the Forest Service. The Settling Party may assert that certain documents or information are privileged under the attorney-client privilege or any other privilege recognized by federal law. If the Settling Party asserts such a privilege, it shall provide the Forest Service with the following: 1) the title of the document or information, 2) the date of the document or information; 3) the name and title of the author of the document or information; 4) the name and title of each addressee

and recipient; 5) a description of the subject of the document or information; and 6) the privilege asserted. However, no documents or information created or generated pursuant to the requirements of this or any other judicial or administrative settlement with the United States shall be withheld on the grounds that they are privileged. If a claim of privilege applies only to a portion of a document or information, the document or information shall be provided to the Forest Service in redacted form to mask the privileged portion only. The Settling Party shall retain all documents and information that they claim to be privileged until the Forest Service has had a reasonable opportunity to dispute the privilege claim and any such dispute has been resolved in the Settling Party's favor. The obligations on the Settling Party to notify the Forest Service will terminate fifteen years after the effective date of this Agreement.

XIII. CERTIFICATION

31. By signing this Agreement, the Settling Party certifies that, to the best of its knowledge and belief, it has:

a. conducted a thorough, comprehensive, good faith search for documents or information, and has fully and accurately disclosed to the Forest Service, all documents or information currently in its possession, or in the possession of its officers, directors, employees, contractors or agents, which relates in any way to the ownership, operation or control of the Site, or to the ownership, possession, generation, treatment, transportation, storage or disposal of a hazardous substance, pollutant or contaminant at or in connection with the Site, and any insurance policies which the Settling Party may have had in place covering Settling Defendant's potential liability at the Site;

b. not altered, mutilated, discarded, destroyed or otherwise disposed of any documents or information relating to its potential liability regarding the Site, after notification of potential liability or the filing of a suit against the Settling Party regarding the Site;

c. fully complied with any and all Forest Service requests for information regarding the Site pursuant to Sections 104(e) and 122(e) of CERCLA, 42 U.S.C. §§ 9604(e) and 9622(e); and

d. submitted to the Forest Service Financial Information that fairly, accurately, and materially sets forth its financial circumstances, and that those circumstances have not materially changed between the time the Financial Information was submitted to the Forest Service and the time the Settling Party executes this Agreement.

XIV. NOTICES AND SUBMISSIONS

32. Whenever, under the terms of this Agreement, notice is required to be given or a document is required to be sent by one Party to another, it shall be directed to the individuals at the addresses specified below, unless those individuals or their successors give notice of a change to the other Party in writing. Written notice as specified herein shall constitute complete satisfaction of any notice requirement of this Agreement with respect to the Forest Service and the Settling Party.

As to the Forest Service:

Bob Wintergerst
OSC, USDA Forest Service
Northern Region
P.O. Box 7669
Missoula, MT 59807
Phone: 406/329-3036

As to the Settling Party:

Paul A. Hatfield
President
Butte Highlands Mining Co
P.O. Box 99
Liberty Lake, WA 99019
Phone: (509) 979-3053

XV. INTEGRATION/APPENDICES

33. This Agreement and its appendix constitute the final, complete and exclusive agreement and understanding among the Parties with respect to the settlement embodied in this Agreement. This Agreement includes only Appendix A. Appendix A is a map of the Site. The Parties acknowledge that there are no representations, agreements or understandings relating to the settlement other than those expressly contained in this Agreement.

XVI. PUBLIC COMMENT

34. This Agreement shall be subject to a public comment period of not less than 30 days pursuant to Section 122(i) of CERCLA, 42 U.S.C. § 9622(i). In accordance with Section 122(i)(3) of CERCLA, the Forest Service may modify or withdraw its consent to this Agreement if comments received disclose facts or considerations which indicate that this Agreement is inappropriate, improper or inadequate.

XVII. MISCELLANEOUS PROVISIONS

35. The effective date of this Agreement shall be the date upon which the Forest Service issues written notice to the Settling Party that the public comment period pursuant to Paragraph 34 has closed and that comments received, if any, do not require modification of, or the Forest Service withdrawal from, this Agreement.

36. This Agreement may be executed in any number of counterparts, each of which, when executed, will constitute one complete document.

37. The terms of this Agreement may only be modified by the written agreement of the Parties.

FOR THE BUTTE HIGHLANDS MINING COMPANY

By: ______________________ Date: 12/15/04

Paul A. Hatfield
President

FOR THE USDA FOREST SERVICE

By: ______________________ Date: 1/21/05

Abigail Kimbell
Regional Forester
USDA Forest Service, Northern Region